Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

December 27, 2012	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Hughes Bates

Re:	USAA Acceptance, LLC Registration Statement on Form S-3 Filed October 29, 2012 File No. 333-184646

          On behalf of USAA Acceptance, LLC (the “Depositor”) and in response to an oral comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on October 29, 2012, as well as two clean copies of Amendment No. 1.

          The Depositor’s response to the oral comment is set forth below. For ease of reference, a summary of the Staff’s oral comment has been presented in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

          Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

December 27, 2012

Oral Comment

          The Staff noted that we may issue asset-backed certificates (in addition to asset-backed notes) under the pending registration statement and requested that we tell the Staff what consideration we have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to asset-backed certificates and what information we will include in the prospectus or prospectus supplement as the case progresses. The Staff also referenced the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response

          A recent federal district court ruling on a motion to dismiss (Retirement Bd. Of the Policemen’s Annuity and Benefit Fund of the City of Chicago, et al. v. The Bank of New York Mellon, 11 Civ. 5459 (WHP) (S.D.N.Y. Apr. 3, 2012)) held that the Trust Indenture Act applied to the pooling and servicing agreements pursuant to which certain mortgage-backed certificates were issued. While this ruling is contrary to its previously published guidance and historical industry practice, on May 3, 2012, the Division of Corporate Finance of the SEC advised that it is considering Trust Indenture Act CDI 202.01 in light of this ruling. After taking into consideration the text of Section 304(a)(2) of the Trust Indenture Act, the SEC’s guidance prior to this ruling and historical industry practice, and based on our independent analysis of the applicability of the Trust Indenture Act to an offering of certificates, we have determined that it will not be necessary to qualify a trust agreement or pooling and servicing agreement, as applicable, under the Trust Indenture Act in connection with an offering of certificates.

          Prior to issuing any series of asset-backed securities, we, in consultation with counsel and other transaction parties, have analyzed and will continue to analyze whether any recent changes in law (or changes in the interpretation of any law) necessitate revisions to the transaction documents or related disclosure for that series. Consequently, prior to issuing any series of asset-backed certificates, we will assess whether we believe that the Trust Indenture Act applies to a particular trust agreement or pooling and servicing agreement. If, we, upon consultation with the applicable trustee, determine that the Trust Indenture Act does apply to a particular trust agreement or pooling and servicing agreement in connection with an offering of certificates or that qualification under the Trust Indenture Act or any similar federal statute hereafter enacted would be required in connection with such offering, then we will at that time qualify the trust agreement or pooling and servicing agreement, as applicable, and will draft the provisions of the trust agreement or pooling and servicing agreement, as applicable, as necessary to make those provisions consistent with the requirements of the Trust Indenture Act.

          In addition, we have added additional disclosure on page 47 of the prospectus to contemplate that a pooling and servicing agreement or trust agreement, as applicable, may be modified without the consent of securityholders if, as a result of a change in law or the interpretation of the law, we (upon consultation with the applicable trustee) determine that the

Mayer Brown LLP

December 27, 2012

Trust Indenture Act applies to that trust agreement or pooling and servicing agreement, as applicable.

          If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Stuart M. Litwin at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum